UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 24 April, 2013

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	24 April 2013

AIB - 2009 Preference Share Dividend and Bonus Issue of Ordinary Shares

Allied Irish Banks, p.l.c. ("AIB") today announces that the annual cash dividend of €280 million on the €3.5 billion 2009 Non Cumulative Preference Shares held by the National Pensions Reserve Fund Commission (NPRFC), on behalf of the Irish State, due 13 May 2013, will not be paid.

As a result AIB becomes obliged to issue and allot ordinary shares to the NPRFC in accordance with AIB's Articles of Association.   The number of Bonus Shares to be issued will be calculated by dividing the unpaid dividend amount on the 2009 Preference Shares by the average price on an ordinary share over the period of 30 days trading immediately preceding the annual dividend date.   The final amount of Bonus Issue of ordinary shares will therefore be announced in due course.   The Irish State, through the NPRFC, owns 99.8% of the ordinary shares of AIB.

- ENDS -

For further information, please contact:
Enda Johnson	Niamh Hennessy
Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Bankcentre	AIB Bankcentre
Dublin	Dublin
Tel: +353-1- 7726010	Tel: +353-1-7721382
email: enda.m.johnson@aib.ie	email: niamh.n.hennessy@aib.ie

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 24 April, 2013

By: ___________________

                                                                                                                                             Paul Stanley
              Acting Chief Financial Officer
       Allied Irish Banks, p.l.c.